Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

October 27, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed on October 27, 2010

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”), we are submitting herewith TBET’s Amendment No. 6 to its Registration on Form S-1.

Amendment No. 6 primarily reflects changes necessitated by the placement agent’s decision not to include placement agent warrants in the offering terms.

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and Amendment No. 5 to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.